Filed by Seawell Limited. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Allis-Chalmers Energy Inc.
Commission File No. of Subject Company: 001-02199

This filing relates to the proposed merger of Wellco Sub Company, a wholly owned subsidiary of Seawell Limited, with Allis-Chalmers Energy Inc., pursuant to the terms of an Agreement and Plan of Merger, dated as of August 12, 2010, by and among Seawell Limited, Wellco Sub Company and Allis-Chalmers Energy Inc..

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are typically identified by words or phrases such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast," and other words and terms of similar meaning.  These forward-looking statements involve a number of risks and uncertainties.  Seawell and Allis-Chalmers caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.  Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Seawell and Allis-Chalmers, including future financial and operating results, Seawell's and Allis-Chalmers' plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts.  Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Allis-Chalmers’ filings with the Securities and Exchange Commission.  These include risks and uncertainties relating to: the ability to obtain the requisite Allis-Chalmers stockholder approval; the risk that Allis-Chalmers or Seawell may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations.  Neither Seawell nor Allis-Chalmers undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Seawell, Allis-Chalmers and their respective affiliates disclaim any responsibility or liability for the violation of such restrictions by any person. In connection with the proposed merger between Seawell and Allis-Chalmers, Seawell will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Allis-Chalmers that also constitutes a prospectus of Seawell.  Seawell and Allis-Chalmers will mail the proxy statement/prospectus to the Allis-Chalmers stockholders.  Seawell and Allis-Chalmers urge investors and stockholders to read the proxy statement / prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov).  You may also obtain these documents, free of charge, from Seawell's website (www.seawellcorp.com) under the tab "Investors.”  You may also obtain these documents, free of charge, from Allis-Chalmers' website (www.alchenergy.com) under the tab "For Investors" and then under the heading "SEC Filings."

Participants In The Merger Solicitation

Seawell, Allis-Chalmers, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Allis-Chalmers stockholders in favor of the merger and related matters.  Information regarding the persons, who may, under the rules of the SEC, is deemed participants in the solicitation of Allis-Chalmers stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about Allis-Chalmers' executive officers and directors in its definitive proxy statement filed with the SEC on April 30, 2010.  Additional information about Seawell's executive officers and directors and Allis-Chalmers' executive officers and directors can be found in the above-referenced Registration Statement on Form F-4 when it becomes available.  You can obtain free copies of these documents from Seawell and Allis-Chalmers using the contact information above.

Seawell Limited (SEAW) - Second quarter and six months 2010 results

Highlights

●	Seawell reports revenues of NOK1,050.1 million, EBITDA of NOK148.3 million, net income of NOK84.8 million and earnings per share of NOK0,77 in the second quarter

●	The second quarter EBITDA of NOK148.3 million was best quarter ever for Seawell

●	Operating revenues increased 13,8% and EBITDA increased 18,3% compared to the second quarter of 2009

●	Safe and efficient start up of the Ekofisk drilling contract with 350 new employees during the month of June

●
The Well Performance Eye performed several successful jobs in the second quarter and we also performed our first Caliper jobs. The new tools in our range of services contributed to profitable growth in cased hole logging services

●	Cased hole logging services revenues increased 87% from the first quarter and EBITDA was NOK14 million higher in the second quarter compared to the previous quarter

●
Purchase of Rig Inspections Services Operating Companies in Singapore & Australia for up to NOK60 million allowing us to offer our clients a very broad range of inspection services on rigs, risers and drilling equipment on a global basis

●
Executed definitive merger agreement providing for the acquisition of Allis-Chalmers Energy Inc.(NYSE: ALY ) by Seawell in a transaction valued at approximately USD900 million (including assumed debt) in order to create a global drilling and well services company providing a complete range of drilling and well services, tools and oilfield technologies

Financial statements

Second quarter operating results
Consolidated revenues for the second quarter 2010 amounted to NOK1,050.1 million as compared to NOK945.7 million in the previous quarter. EBITDA for the second quarter amounted to NOK148.3 million as compared to NOK107.6 million in the previous quarter. Operating profit for the second quarter amounted to NOK115.9 million compared to NOK72.8 in the previous quarter. The increase in revenues was due to successful start up of the Ekofisk platform drilling contract in the beginning of June, increased engineering activity and increased cased hole logging activity.

Net financial items

Interest expenses for the second quarter were NOK23.9 million compared to NOK23.2 million in the previous quarter. Other financial items are NOK28.7 million in gain for the second quarter as compared to NOK8.4 million in expenses for the first quarter due to a strengthening of GBP against NOK resulting in a second quarter gain of NOK32 million related to an intra group loan nominated in GBP.

Balance sheet

The Company has completed the C6 investment as described in the first quarter report resulting in an increase in intangible asset related to technology under development and goodwill in the balance sheet per June 2010. Besides the C6 investment the total assets are in all material aspects on the same level as previous quarter and amounting to NOK3 584 million.

Cash flow

At June 30, 2010, cash and cash equivalents, excluding restricted cash, amounted to NOK244.6 million, compared to NOK207.8 million per March 31, 2010. The increase in cash is generated from operating activities.

Debt financing
Seawell secured in 2008 a NOK1 500 million credit facility through a syndicate of three banks. The facility is secured by the operating cash flow and has a maturity of five years. The facility is fully drawn and the balance is NOK1 215 million per June 30, 2010. The next repayment of NOK250 million is scheduled for October 2010. The Company is in compliance with all covenants in the loan agreement and expects to continue to service the loan by cash flow from operating activities. The Company has in addition a credit facility from the major shareholder, which is classified as a subordinated loan amounting to NOK632.7 million including accumulated interests per June 30, 2010. Average annualized interest rate YTD for the credit facility was 4,26% including margin and interest SWAP for NOK750 million of the loan. Average interest rate YTD for the subordinated loan was 6,17% including margin.

Share capital
The Company's authorised number of shares is 300,000,000. At the end of June 2010 a total of 110,000,050 shares were issued and outstanding. The shares all have the same rights and privileges.

Operational report

Drilling Services

Operating revenues in the second quarter amounted to NOK726,5 million compared to NOK652.6 million in the first quarter of 2010. The operating profit amounted to NOK86,0 million compared to NOK59.7 in the previous quarter.

Platform drilling services
We performed drilling operations on 18 fixed platforms and maintenance activities on 15 fixed platforms in the North Sea during the second quarter. This was higher than the previous quarter due to commencement of the Ekofisk operations under the 5 year firm plus 5 year options contract with ConocoPhillips. The mobilisation included that approximately 350 personnel transferred from the incumbent contractor to Seawell.

Preparations for the start-up of drilling operations for Statoil on the Peregrino field in Brazil progressed well during the quarter. We have now hired more than 170 people are currently assisting with the hook-up and installation of the drilling packages on the Peregrino A & B Platforms. The first drilling operation is currently scheduled to start at the end of August with the second scheduled for the third quarter.

Drilling facilities engineering
The drilling facility engineering group are specialists in design and modification of offshore drilling packages. Both onshore engineering work and offshore activities continued to be high during the second quarter.

Major projects include the Statfjord 2020 Late Life project and upgrade of several other North Sea platforms. Operating revenues was NOK223 million in the second quarter compared to NOK186 million in the previous quarter.

Seawell AS and Infotech Enterprises, India have entered into a five year frame agreement covering the outsourcing of engineering services to a dedicated team of engineers based in Hyderabad in India. We believe that the cooperation with Infotech Enterprises will give much needed flexibility to handle fluctuations in resource requirements and cost savings. The Outsourcing Program will improve Seawell's competitiveness including availability of highly competent personnel.

Modular rigs
Seawell Limited ordered in February 2008 a modular drilling rig from Streicher GmbH in Germany with total capital expenditure of approximately USD50 million. The rig is on a stand alone basis able to perform production drilling, work-overs, well intervention of any kind and plug and abandonment work. The rig facilitates for fast mobilization and demobilization and represents a cost-effective alternative to conventional drilling and work over rigs, allowing for increased oil recovery from mature fields. The rig is built in accordance with Norwegian North Sea regulatory requirements (NORSOK ).

The progress and cost of the rig under construction is in line with plans and the rig will be available for offshore operations by the end of 2010. No instalments on the rig were paid in the second quarter. The remaining 45% instalments are due on delivery of the rig and are expected to be financed by cash flow from operating activities or by a mortgage facility.

The interest for the rig continued to strengthen in the second quarter. Several North Sea operators are studying the possible use of modular rigs in addition to inquiries from other parts of the world. Multiple tenders for modular rigs in Norway, UK, Brazil and other international locations are expected to be issued during 2010 with start-up dates from 2011 onwards. We remain confident that this rig as the first of a planned fleet will provide solid long term return on investment and securing a contract for the first unit remains one of the top priorities for the Company.

Well Services

Operating revenues in the second quarter amounted to NOK176.9 million compared to NOK164.2 million in the first quarter of 2010. The operating profit amounted to NOK29.9 million in the first quarter compared to NOK13.1 million in the previous quarter.

Well intervention services

Second quarter Wireline revenues amounted to NOK94 million compared to NOK86 million in the previous quarter. Continued high activity is expected going forward.

Second quarter cased hole investigation services revenues were NOK30 million compared to NOK16 million in the previous quarter. EBITDA was NOK14 million higher in the second quarter compared to the previous quarter. The Well Performance Eye (WPE ) performed several successful jobs in the second quarter This tool is a camera that can image the well in opaque fluids, and it is expected to fuel further growth in this rapidly expanding marked, where it answers a need no tool has been able to answer before. We have also performed several successful Caliper jobs which was an addition to our range of logging services in the second quarter.

Seawell Oil tools (Oilfield technology)
The operating revenues were NOK52 million in the second quarter compared to NOK62 million in the previous quarter. The activity for our range of gas tight barrier plugs remained high during the quarter and the decrease in revenues was related to sale of third party products. Development of a broader range of VMB tool sizes in order to fully utilise the international potential of our technologies are ongoing, especially our gas tight barrier plugs (V0 rated) for use in the Deepwater basins of GOM, Brazil and Asia including the ongoing development of a 7Inch HTHP plug in cooperation with a major Norwegian operator.

Organisation

Significant effort has been used in the previous quarters to get resources onboard in order to strengthen the global organization, our product development activities and not least international sales activities. This is key to achieve the Company's ambitious growth targets and the upgrade of the organisation will continue throughout 2010.

Roy Martin joined Seawell in July 2010 as the VP for Cased Hole Logging Services. Mr. Martin brings a great wealth of global industry knowledge and wireline expertise to Seawell after spending 15 years with Schlumberger. He was recently employed by Sondex as the Marketing and Sales Director.

David Corbett joined Seawell in July 2010 as VP for Drilling Facility Engineering. Mr. Corbett (47) was employed by the Lloyd's Register group for 17 years, most recently as Senior Vice President for Lloyd's Register's upstream and downstream Energy business in the Americas. He is replacing Chris Levett who will start in a new position as Corporate Vice President, Business Development.

Subsequent Events

Allis-Chalmers Energy Inc
Seawell announced on August 12 the execution of a definitive merger agreement providing for the acquisition of Allis-Chalmers Energy Inc.(NYSE: ALY ) by Seawell in a transaction valued at approximately USD900 million (including assumed debt) in order to create a global drilling and well services company providing a complete range of drilling and well services, tools and oilfield.

The combined company with 6,300 employees will have annual revenues of USD 1.2 Billion, and will operate its Drilling and Well Services divisions within a global footprint covering more than 30 of the world's key Oil and Gas regions from Anchorage, Alaska to the north to Comodoro, Argentina to the south.

The Drilling Services will include platform drilling, land contract drilling, maintenance of drilling systems, directional drilling technology, underbalanced drilling, rotary steerable drilling tools, facility engineering services, rig and riser inspections, and oilfield rentals. The company will be able to provide its customers with fully integrated drilling services, both onshore and offshore, with more than 4,000 experienced drilling crew members and senior directional drillers. Well Services will include electric and mechanical wireline services, production logging services, coil tubing services, ultrasonic investigation logging services, down-hole cameras, mechanical tractor services and advanced well fishing services. The combined company has a long track record of safe and efficient operations in the North Sea, US Land and South America.

Under the merger agreement, Allis-Chalmers stockholders will elect to receive 1.15 shares of Seawell common stock or $4.25 cash for each share of Allis-Chalmers common stock, inclusive of existing preferred stock converted contemporaneously with the closing. This represents a 30% premium on Allis-Chalmers' six month average stock price.

Upon completion of the merger, the combined company's new Chief Executive Officer & President will be Jurgen Peter Rasmussen (51), who today is the Executive Chairman of the Seawell Limited board, and the Chief Operating Officer and Executive Vice-President will be Thorleif Egeli (46), today the Chief Executive Officer of Seawell Management AS. The non-executive Chairman of Seawell Limited will be Mr. Saad Bargach of Lime Rock Partners and the Vice-Chairman will continue to be Mr. Tor Olav Troim.

Lime Rock Partners V, L.P. (Lime Rock) has signed an agreement to elect to receive all common stock in Seawell for its preferred shares and common shares in Allis-Chalmers and to vote against other merger transactions for a period of nine months following any termination of the merger agreement.

The merger is subject to the approval of both Allis-Chalmers' and Seawell's stockholders as well as HSR approval, and other customary approvals. The companies anticipate that the transaction could close as soon as the end of the calendar year. Seawell and Allis-Chalmers intend to file a joint proxy statement I prospectus with the Securities and Exchange Commission as soon as possible.

Rig Inspection Services

Seawell signed on August 5 a Sales & Purchase Agreement with the shareholders of Rig Inspection Services (RIS ) for the purchase of 100% of the shares in their two operating companies for a price of NOK 30 million with a possible additional NOK 30 million based on financial performance over the next two years.

RIS is an inspection services company, based in Singapore and Perth (Australia) and operating on a global basis. The company has 56 employees and their "Tier One" customer base includes major oil and contracting companies such as Shell, Chevron, BHP Billiton, Transocean, Diamond Offshore, Noble and Seadrill.

RIS offers specialised industry knowledge and experience with broad inspection expertise. RIS surveyors and inspectors are on call 24I7 specifically to provide a wide range of services within the oil and gas industry, including Rig Acceptance & Safety Surveys, Rig Condition & Benchmark Surveys, Subsea & Surface Well Control Equipment Inspection and Oil Country Tubular Goods (OCTG ) services.

RIS and Seawell have plans for further improving the geographic base for RIS services. This includes the early establishment of RIS inspection and survey capability through the Seawell presence in Houston. This will provide improved levels of service to existing RIS clients operating in the Gulf of Mexico, and further assist the response to the expected changes in regulations, following the recent incident there.

Sandsliåsen 59 AS
In July Seawell completed the sale of Sandsliåsen 59 AS, a property company owning the engineering office base in Bergen, Norway. The net proceeds from the transaction was about NOK57 million.

Strategy

The strategy is to build a profitable and high growth global oilfield services company focusing on offering a differentiated portfolio of products and services within the domains of Drilling Services, Well Services, Drilling Facility Engineering and Oilfield Rentals.

Our priority is to get a solid footprint in the world oil regions with good customer relationship, strong local presence and personnel.

With the customers demand for packaged services and integration, the ability to provide more Integrated services across our divisions will be an important element of our future growth strategy.

We continue looking at opportunities to strengthen our service offering through acquiring unique technology and skills within drilling and well services.

Outlook

Seawell is mainly involved in providing services in existing oil producing fields. The high decline rates in these fields combined with the growth in global energy demand and the inability of new fields to provide sufficient additional production capacity provides a good long-term foundation for further growth for the Company.

Through the last two acquisitions we have significantly improved our geographical footprint, the number of customers we serve and we are now able to offer our technology to a large number of international E&P operators.

The Board is pleased with the all time high EBITDA result in the second quarter.

The operational earnings for the second half of 2010 is expected to be in line with first half, including some weakness in Q3 reflecting start-up cost in Brazil and in the Ekofisk operation.

The Company has since 2003 delivered an average yearly growth in income and EBITDA of 22,5 % and 25,1 % respectively.

The Board is excited by the opportunity the strong order backlog, the new technology break troughs and the global platform creates to continue this strong track record of profitable growth.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are typically identified by words or phrases such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "target," "forecast," and other words and terms of similar meaning.  These forward-looking statements involve a number of risks and uncertainties.  Seawell and Allis-Chalmers caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.  Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Seawell and Allis-Chalmers, including future financial and operating results, Seawell's and Allis-Chalmers' plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts.  Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Allis-Chalmers’ filings with the Securities and Exchange Commission.  These include risks and uncertainties relating to: the ability to obtain the requisite Allis-Chalmers stockholder approval; the risk that Allis-Chalmers or Seawell may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations.  Neither Seawell nor Allis-Chalmers undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The publication or distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Seawell, Allis-Chalmers and their respective affiliates disclaim any responsibility or liability for the violation of such restrictions by any person. In connection with the proposed merger between Seawell and Allis-Chalmers, Seawell will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Allis-Chalmers that also constitutes a prospectus of Seawell.  Seawell and Allis-Chalmers will mail the proxy statement/prospectus to the Allis-Chalmers stockholders.  Seawell and Allis-Chalmers urge investors and stockholders to read the proxy statement / prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov).  You may also obtain these documents, free of charge, from Seawell's website (www.seawellcorp.com) under the tab "Investors.”  You may also obtain these documents, free of charge, from Allis-Chalmers' website (www.alchenergy.com) under the tab "For Investors" and then under the heading "SEC Filings."

Participants In The Merger Solicitation

Seawell, Allis-Chalmers, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Allis-Chalmers stockholders in favor of the merger and related matters.  Information regarding the persons, who may, under the rules of the SEC, is deemed participants in the solicitation of Allis-Chalmers stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about Allis-Chalmers' executive officers and directors in its definitive proxy statement filed with the SEC on April 30, 2010.  Additional information about Seawell's executive officers and directors and Allis-Chalmers' executive officers and directors can be found in the above-referenced Registration Statement on Form F-4 when it becomes available.  You can obtain free copies of these documents from Seawell and Allis-Chalmers using the contact information above.

August 12, 2010
The Board of Directors Seawell Limited
Hamilton, Bermuda

Questions should be directed to:
Thorleif Egeli, Chief Executive Officer, Seawell Management AS
Lars Bethuelsen, Chief Financial Officer, Seawell Management AS

Condensed and Consolidated Income Statements

Unaudited accounts in NOK milions	Consolidated 1Q10	Consolidated 2Q10	Consolidated 2Q09	Consolidated 6M10	Consolidated 6M09	Consolidated 2009

Revenues
Operating revenues	816,8	903,4	793,6	1 720,2	1 621,4	3 101,2
Reimbursables	128,9	146,7	206,4	275,6	428,6	723,6
Total revenues	945,7	1 050,1	1 000,0	1 995,8	2 050,0	3 824,8

Operating expenses
Operating expenses	712,2	759,0	675,2	1 471,2	1 393,7	2 641,4
Reimbursables	125,9	142,8	195,5	268,7	410,6	692,5
Depreciation and amortization	34,8	32,4	31,3	67,2	61,3	131,6
Total operating expenses	872,9	934,2	902,0	1 807,1	1 865,6	3 465,5

Operating profit	72,8	115,9	98 ,0	188 ,7	184,4	359 ,3

Interest income	1,3	1,3	1,7	2,6	3,2	5,6
Interest expense	(23,2)	(23,9)	(22,9)	(47,1)	(49,4)	(95,5)
Other financial items	(8,4)	28,7	41,7	20,3	26,7	(34,4)
Net financial items	(30,3)	6,1	20,5	(24,2)	(19,6)	(124,3)

Income before income taxes and minority interest	42,5	122 ,0	118 ,5	164,5	164,9	235,0

Income taxes	(9,5)	(37,2)	(33,1)	(46,7)	(45,1)	(60,6)

Net income	33 ,0	84,8	85,4	117 ,8	119 ,8	174,4

Net income attributable to the parent	33,2	84,9	86,5	118,1	121,0	176,2

Net income attributable to the non-controlling interest	(0,2)	(0,1)	(1,2)	(0,3)	(1,2)	(1,8)

Earnings (loss) per share	0,38	0,77	0,79	1,07	1,11	1,60
Diluted earnings (loss) per share	0,38	0,77	0,79	1,07	1,11	1,59

Condensed and Consolidated Segment Information

Drilling Services Unaudited accounts in NOK milions	Consolidated 1Q10	Consolidated 2Q10	Consolidated 2Q09	Consolidated 6M10	Consolidated 6M09	Consolidated 2009
Operating revenues	652,6	726 ,5	656,6	1 379 ,1	1 324,4	2 514,6
Reimbursables	124,8	144 ,8	204,7	269 ,6	391,2	684,8
Total revenues	777,4	871 ,3	861,3	1 648 ,7	1 715,6	3 199,4

Operating expenses	581,6	631 ,9	574,3	1 213 ,5	1 176,5	2 206,2
Reimbursables expenses	121,8	140 ,9	193,9	262 ,7	374,4	654,9
Depreciation and amortization	14,3	12 ,5	15,0	26 ,8	25,8	53,7
Total operating expenses	717,7	785 ,3	783,2	1 503 ,0	1 576,7	2 914,8

Operating profit	59,7	86 ,0	78,2	145 ,7	138,9	284,6

Well Services Unaudited accounts in NOK milions	1Q10	2Q10	2Q09	6M10	6M09	2009
Operating revenues	164,2	176 ,9	136,9	341 ,1	297,0	586,6
Reimbursables	4,1	1 ,9	1,7	6 ,0	37,4	38,8
Total revenues	168,3	178 ,8	138,6	347 ,1	334,4	625,3

Operating expenses	130,6	127 ,1	99,1	257 ,7	217,2	435,2
Reimbursable expenses	4,1	1 ,9	1,6	6 ,0	36,2	37,6
Depreciation and amortization	20,5	19 ,9	18,1	40 ,4	35,5	77,9
Total operating expenses	155,2	148 ,9	118,8	304 ,1	288,9	550,7

Operating profit	13,1	29 ,9	19,7	43 ,0	45,5	74,7

Condensed Consolidated Balance Sheets

Unaudited accounts in NOK milions

Current assets	30.06.10	31.03.10	31.12.09
Cash and cash equivalents	244,6	207,8	236,7
Restricted cash	70,8	38,9	51,8
Receivables	684,0	552,8	550,4
Other current asset	190,7	298,5	191,0
Total current assets	1 190,1	1 098,0	1 029,9
Non-current assets
Drilling equipment and other fixed assets	404,5	397,7	404,9
Asset under construction	171,8	166,8	167,0
Deferred tax assets	0,0	14,7	9,3
Other intangible assets	193,1	129,0	135,7
Goodwill	1 622,3	1 585,8	1 589,8
Other non current asset	2,6	2,9	3,2
Total non-current assets	2 394,3	2 296,9	2 309,9

Total assets	3 584,5	3 395 ,0	3 339 ,8

Current liabilities
Current portion of long term debt	260,8	260,8	260,8
Other current liabilities	805,3	713,0	700,6
Total current liabilities	1 066,1	973,8	961,4

Non-current liabilities
Subordinated loan	632,7	622,9	613,6
Long-term interest bearing debt	978,6	982,0	987,7
Deferred tax liability	8,1	0,0	0,0
Other non-current liabilities	162,1	160,4	149,8
Total non-current liabilities	1 781,5	1 765,2	1 751,1

Shareholders- equity
Paid-in capital	1 198,4	1 198,4	1 198,4
Additional paid in capital	165,3	164,3	163,3
Retained earnings	455,0	370,1	336,9
Accumulated other comprehensive income	20,1	25,0	30,3
Other equity	-1 102,1	-1 102,1	-1 102,1
Non-controlling interest	0,2	0,3	0,5
Total shareholders' equity	736,9	656,0	627,3

Total shareholders' equity and liabilities	3 584,5	3 395 ,0	3 339 ,8

Notes to combined and consolidated results
Seawell was established at the end of the third quarter of 2007, as a spin-off of Seadrill's Well Service division. Seawell Ltd. (Bermuda) together with its wholly owned subsidiary, Seawell Holding UK acquired the shares in the Seadrill Well Service division entities on October 1, 2007. This report represents the condensed and consolidated financial statements of the Seawell Ltd group as of June 30, 2010.

The consolidated financial statements of the Seawell Ltd group are based on group carrying values for group consolidation purposes. As such the consolidated financial statements of the Seawell Ltd group include goodwill and surplus values related to fixed assets recorded in the Seadrill group consolidated financial statement for the entities in the Seadrill Well Service division.